UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of September, 2010

JACADA LTD.
(Translation of registrant's name into English)

11 Galgalei Haplada Street
Herzliya, 46722 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

 In compliance with the regulations promulgated under the Israeli Companies Law – 1999 (the “Law”), the Company published a notice in Israeli newspapers that its annual general meeting of shareholders (the “Meeting”) will be held on October 25, 2010 in Israel and that the record date for the determination of the holders of Jacada’s Ordinary Shares entitled to notice of the Meeting and to vote at the Meeting will be September 15, 2010. At the Meeting the shareholders will be asked to vote on the following:

1.	To elect Ms. Gittit Guberman to the Board of Directors of the Company (the “Board”) to serve as a Class II Director and as an External Director (as defined in the Law), with financial and accounting expertise, for a term of three years;

2.	To approve the compensation package offered to Ms. Guberman and the execution of the Company’s standard directors and officers indemnification agreement with her;

3.	To approve the grant of options to the Company’s current External Directors to purchase ordinary shares of the Company;

4.	To approve a reverse stock split of the Company’s share capital and an amendment to the Company’s articles of association necessary to give effect to such reverse stock split;

5.	To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2010 and for such additional period until the next Annual Shareholders’ Meeting, and to authorize the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board (the “Audit Committee”);

6.	To receive and consider the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2009; and

7.	To transact such other business as may properly come before the Meeting or any adjournments of the Meeting.

On or about September 20, 2010 the Company will send to its shareholders official notice of the Meeting and a proxy statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ ROBERT C. ALDWORTH
		Name:	Robert C. Aldworth
		Title:	Chief Financial Officer

Dated:	September 13, 2010